EXHIBIT 99.2

F-1

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except for share and per share data, or otherwise noted)

	As of
	December 31	June 30
	2023	2024	2024
	HK$’000	HK$’000	US$’000

Assets
Current assets:
Cash	46,342	25,900	3,317
Accounts receivable, net	31,486	45,301	5,802
Deferred initial public offering cost	-	-	-
Inventories	14,088	14,802	1,896
Prepaid expenses and other current assets	6,017	10,116	1,296
Total current assets	97,933	96,119	12,311

Property, plant and equipment, net	1,244	1,013	130
Right-of-use assets	3,801	1,101	141
Total non-current assets	5,045	2,114	271
TOTAL ASSETS	102,978	98,233	12,582

Liabilities
Current liabilities
Bank loan – current	11,000	11,000	1,409
Accounts payable	18,482	20,963	2,685
Other payables and accrued liabilities	7,049	2,770	355
Lease liabilities – current	4,060	1,043	134
Amounts due to related parties	2,413	3,106	398
Total current liabilities	43,004	38,882	4,981

Non-current liabilities
Lease liabilities – non-current	198	-	-
TOTAL LIABILITIES	43,202	38,882	4,981

Commitments and contingencies	-	-	-

Shareholders’ equity
Preference shares US$0.0001 par value per share; 3,000,000 authorized capital; nil shares issued and outstanding	-	-	-
Ordinary shares US$0.0001 par value per share; 300,000,000 authorized capital; 11,062,500 shares issued and outstanding (2023: 11,000,000 shares issued and outstanding)	9	9	1
Additional paid-in capital	28,494	30,570	3,915
Statutory reserve	2,806	2,806	359
Retained earnings	28,721	26,820	3,435
Accumulated other comprehensive income	(254)	(854)	(109)
Total shareholders’ equity	59,776	59,351	7,601
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	102,978	98,233	12,582

F-2

FENBO HOLDINGS LIMITED

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000

Revenues	58,567	66,887	8,566
Cost of sales	(48,088)	(51,948)	(6,653)
Gross profit	10,479	14,939	1,913

Operating expenses:
Selling and marketing expenses	(949)	(1,106)	(142)
General and administrative expenses	(8,660)	(16,050)	(2,056)
Total operating expenses	(9,609)	(17,156)	(2,198)

Income (loss) from operations	870	(2,217)	(285)

Other (expense) income:
Exchange gain, net	521	216	28
Loss on disposal of property, plant and equipment	(1)	-	-
Interest income	10	253	32
Interest expense	(936)	(304)	(39)
Government grant	-	140	18
Other income, net	59	87	11
Total other (expense) income	(347)	392	50

Income (expense) before tax expense	523	(1,825)	(235)
Income tax expense	(285)	(76)	(10)
Net income (loss)	238	(1,901)	(245)

Other comprehensive income
Foreign currency translation loss, net of taxes	(1,246)	(600)	(77)

Total comprehensive loss	(1,008)	(2,501)	(322)

Net income (loss) per share attributable to ordinary shareholders
Basic and diluted (cents)	2.38	(17.19)	(2.20)
Weighted average number of ordinary shares used in computing net income (loss) per share
Basic and diluted	10,000,000	11,057,005	11,057,005

F-3

FENBO HOLDINGS LIMITED

UNAUTIED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Amount in thousands, except for share and per share data, or otherwise noted)

	Shares*	Amount	Additional paid-in capital	Statutory reserve	Accumulated other comprehensive income	Retained earnings	Total equity
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
As of January 1, 2023	10,000,000	8	2,492	2,806	555	30,183	36,044

Net income for the period	-	-	-	-	-	238	238
Dividend declared	-	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	(1,246)	-	(1,246)
Reorganization	-	-	-	-	-	-	-
As of June 30, 2023	10,000,000	8	2,492	2,806	(691)	30,421	35,036

As of January, 2024	11,000,000	9	28,494	2,806	(254)	28,721	59,776
Net loss for the period	-	-	-	-	-	(1,901)	(1,901)
Dividend declared	-	-	-	-	-	-	-
Foreign currency translation	-	-	-	-	(600)	-	(600)
Issuance of ordinary Shares, net of issuance costs	62,500	-	2,076	-	-	-	2,076

As of June 30, 2024	11,062,500	9	30,570	2,806	(854)	26,820	59,351

		US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
As of June 30, 2024	11,062,500	1	3,915	359	(109)	3,435	7,601

*	In connection with the undertaking of a public offering of the Company’s ordinary shares, the Company has performed a series of re-organizing transactions resulting in 10,000,000 shares of ordinary shares outstanding effected on November 18, 2022 that have been retroactively restated to the beginning of the first period presented. On December 1, 2023 the Company closed the IPO. The offering was conducted pursuant to the Company’s registration statement and 1,000,000 shares of ordinary shares were issued at the IPO price of $5.00 per share after the offering. The Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “FEBO.” On January 11, 2024, the representative of the underwriters partially exercised the over-allotment option and on January 16, 2024 purchased 62,500 ordinary shares at the IPO price of $5.00 per share.

F-4

FENBO HOLDINGS LIMITED

UNAUTIED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands, except for share and per share data, or otherwise noted)

	For the six months ended June 30,
	2023	2024	2024
	HK$’000	HK$’000	US$’000

Operating activities
Net income (loss)	238	(1,901)	(245)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	241	255	33
Amortization of right to use assets	2,654	2,721	348
Interest on lease liabilities	182	60	8
Loss on disposal of property, plant and equipment	1	-	-
Change in operating assets and liabilities:
Change in accounts receivable	1,539	(14,573)	(1,866)
Change in inventories	2,427	(962)	(123)
Change in prepaid expenses and other current assets	(809)	(4,269)	(547)
Change in accounts payable	4,792	2,832	363
Change in other payables and accrued liabilities	(1,043)	(4,233)	(542)
Payments on lease	(2,990)	(3,229)	(414)
Net cash provided by (used in) operating activities	7,232	(23,299)	(2,985)

Investing activities
Purchase of property, plant and equipment	(50)	(37)	(5)
Net cash used in investing activities	(50)	(37)	(5)

Financing activities
Proceeds from issuance of ordinary shares	-	2,076	266
Advances from related parties	376	693	89
Net cash provided by financing activities	376	2,769	355

Net increase (decrease) in cash	7,558	(20,567)	(2,635)
Effect on exchange rate change on cash	(114)	125	19

Cash as of beginning of the period	13,853	46,342	5,933

Cash as of the end of the period	21,297	25,900	3,317

Supplementary Cash Flows Information
Cash paid for interest	936	304	39
Cash paid for taxes	565	62	8

F-5